July 22, 2009

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720

Washington, DC 20549-0407

Re:	PAETEC Holding Corp.

Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 12, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 000-52486

Dear Mr. Spirgel:

PAETEC Holding Corp. (the “Company”) hereby submits its responses to the Commission staff’s further comments on the reviewed filings contained in the staff’s letter to the Company dated July 7, 2009. The Company has responded to all of the staff’s comments. The Company’s response to each of the staff’s comments is set forth following the related comment. As explained below, in accordance with the staff’s request, the Company will undertake to include revised disclosures responsive to each of the staff’s comments in the Company’s future filings, beginning with the Company’s quarterly report on Form 10-Q for the quarter ending June 30, 2009, which is required to be filed on or before August 10, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

1.	We note your response to comment four and your revised draft disclosure provided some additional information regarding the impairment charge taken in the third quarter of 2008 and general information regarding your impairment analysis. However there are several items that are not included that are critical to providing an investor a clear understanding of the impairment taken as well as management’s resulting estimates for the future. In this regard please revise your proposed draft disclosure to include the following:

a.	The reporting units in which the impairment charge was taken as of September 30, 2008 with a discussion as to why the economic conditions attributing to the limited revenue growth, as you describe, only impacted certain reporting units.

b.	The discount rates used for your annual impairment test as of June 30, 2008 and the interim impairment test as of September 30, 2008 including a discussion as to why those rates differed or did not differ from the rate used as of December 31, 2008.

c.	Historical growth rates and how those changed from estimated growth rates in each of the impairment tests as of June 30, 2008, September 30, 2008 and December 31, 2008.

d.	How your projections as of September 30 and December 31, 2008 compare to actual results. In this regard, we noted revenue was relatively flat, for each of the quarters from April 1, 2008 through March 31, 2009, which is not necessarily consistent with expectations after a large impairment charge.

e.	The growth rate needed to achieve in your cash flow projections in order to avoid having an additional goodwill impairment charge.

Lastly, explain your statement that as a result of your impairment test as of December 31, 2008 you concluded that fair value of the reporting units exceeded the carrying values by a substantial margin, when presumably as of September 30, 2008, three months prior, the carrying value of the reporting units was written down to equaled the fair value to account for the impairment.

As discussed below, the Company will include in its future filings with the Commission revised disclosure addressing the matters referred to in the staff’s comments 1(a) to 1(e) above. The Company notes that, as discussed with the staff on July 10, 2009 and as reflected in its proposed disclosures, the Company has omitted from such disclosures discussion related to reporting units other than the telecommunications reporting unit because as of July 1, 2008 and as of December 31, 2008, such other reporting units only accounted for, in the aggregate, approximately 5% and 2%, respectively, of the Company’s goodwill.

With regard to the last sentence of the staff’s comment, as explained to the staff on July 10, 2009, the carrying values of PAETEC’s reporting units were not written down to their fair values as of September 30, 2008. The provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, require that the second step of the goodwill impairment test, used to measure the amount of impairment loss, compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess.

Paragraph 21 of SFAS No. 142 states, in part, that “the implied fair value of goodwill shall be determined in the same manner as the amount of goodwill recognized in a business combination was determined. That is, an entity shall assign the fair value of a reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. That assignment process shall be performed only for purposes of testing goodwill for impairment; an entity shall not write up or write down a recognized asset or liability, nor should it recognize a previously unrecognized intangible asset as a result of that allocation process” [emphasis added]. Accordingly, the requirement is to record goodwill at its implied fair value.

The revised disclosure proposed by the Company to address the matters referred to in the staff’s comments 1(a) to 1(e) is presented below, with the changes to the Company’s existing disclosure highlighted in italics to facilitate the staff’s review. Although the Company typically would not provide the revised disclosure until it files its next Annual Report on Form 10-K, the Company hereby undertakes to provide the following disclosure in a discussion of its critical accounting policies in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009:

Impairment of Long-Lived Assets and Intangible Assets, including Goodwill.

It is PAETEC’s policy to review its long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors the company considers important, and which could trigger an impairment review, include the following:

•	significant under-performance of PAETEC’s assets relative to expected historical or projected future operating results;

•	significant changes in the manner in which PAETEC uses its assets or significant changes in PAETEC’s overall business strategy;

•	significant negative industry or economic trends; and

•	a significant decline in fair market value of PAETEC’s common stock for a sustained period.

PAETEC determines whether the carrying value of its long-lived assets, including property and equipment, and finite-lived intangible assets may not be recoverable based upon the existence of one or more of the foregoing or other indicators of impairment. PAETEC determines if impairment exists relating to long-lived assets by comparing future undiscounted cash flows to the asset’s carrying value. If the carrying value is greater than the undiscounted cash flows, PAETEC measures the impairment as the amount by which the carrying value of the assets exceeds the fair value of the assets.

In accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, PAETEC does not amortize goodwill or other acquired intangible assets with indefinite useful lives. PAETEC has identified four reporting units as defined in SFAS No. 142. There were no changes in allocation of reporting unit goodwill during 2008, 2007 or 2006. As of December 31, 2008, PAETEC had $300.6 million of goodwill, with the telecommunications reporting unit accounting for approximately 98% of the goodwill. As of December 31, 2008, PAETEC had $2.4 million of intangible assets with indefinite lives representing acquired trade names from Allworx. As of December 31, 2007, PAETEC did not have any intangible assets with indefinite useful lives.

Goodwill is assessed for impairment at least annually using a two-step impairment test. Step one of the test is used to identify whether or not impairment may exist. In step one, PAETEC compares the fair value of each individual reporting unit with its carrying amount. PAETEC estimates the fair value of its reporting units based on the income approach, using a discounted projection of future cash flows, supported with a market-based valuation. The income approach is dependent on a number of critical management assumptions, including estimates of future cash flows that take into account assumed growth rates, price increases, profitability margins, capital expenditures, benefits of recent acquisitions and expected synergies, and an appropriate discount rate. PAETEC’s estimates of discounted cash flows may differ from actual cash flows due to, among other factors, economic conditions, changes to PAETEC’s business model or changes in operating performance. Significant differences between these estimates and actual cash flows could materially affect PAETEC’s future financial results. If a reporting unit’s carrying amount exceeds its fair value, impairment may exist. Step two of the impairment test must then be performed to measure the amount of impairment, if any. Goodwill impairment potentially exists when the implied fair value of a reporting unit’s goodwill is less than its carrying value. SFAS No. 142 requires PAETEC to determine the implied fair value of goodwill in the same manner as if PAETEC had acquired those reporting units. Specifically, PAETEC allocates the fair value of the reporting unit to the assets, including any unrecognized intangible assets, and liabilities of that reporting unit, in a hypothetical calculation that yields the implied fair value of the goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess.

PAETEC assesses the carrying value of its goodwill during the third quarter of each fiscal year. The annual assessment of the carrying value of PAETEC’s reporting units undertaken with respect to 2008, 2007 and 2006 indicated that goodwill was not impaired as of July 1, 2008, 2007 and 2006, respectively. As of July 1, 2008, PAETEC had $659.7 million of goodwill, with the telecommunications reporting unit accounting for approximately 95% of the goodwill. For purposes of performing step one of the impairment test as of July 1, 2008, the fair value of the telecommunications reporting unit was estimated based on a discounted projection of future cash flows. Because of operating contributions of PAETEC’s recent acquisitions, historical growth rates and operating results were not indicative of future operating performance. The primary assumptions related to future operating performance and cash flows include revenue growth rates and profitability margins. PAETEC made the following assumptions solely for purposes of establishing inputs for the fair value calculations described above related to goodwill impairment testing. Revenues for the years 2009 to 2012 were estimated based on projected growth rates ranging from 8% to 10%. After 2012, the growth rates were gradually decreased to arrive at a terminal growth rate of 3% for 2016 and beyond. The projected revenue growth assumed a stable economy and was expected to be driven by the launch of a unified product offering in each of the recently acquired markets. In addition, PAETEC applied operating income margins ranging from 6% to 11% of revenues over the projected periods, which reflected an improvement from historical trends, primarily resulting from the unified product offering and expected synergies and integration savings from PAETEC’s recent acquisitions. Projected cash flows were discounted to their present value equivalents using a rate of return that accounts for the relative risk of not realizing the estimated annual cash flows and for the time value of money. A discount rate of 13.0% was used to calculate the present value of the projected cash flows for the telecommunications reporting unit. The discount rate was calculated using an industry-based weighted average cost of capital, plus an additional 2.5% company-specific risk premium to account for additional risks associated with achieving synergies and integration savings from PAETEC’s recent acquisitions, and with the launch of a unified product offering.

In accordance with SFAS No. 142, goodwill of a reporting unit will also be tested for impairment between annual tests if a triggering event occurs, as defined by SFAS No. 142, that could potentially reduce the fair value of the reporting unit below its carrying value. In the third quarter of 2008, after PAETEC experienced a significant and sustained decline in market capitalization as a result of a decrease in the market price of its common stock as reported on the NASDAQ Global Select Market, it was determined that the value of recorded goodwill was impaired. As discussed above under “—Overview,” PAETEC recorded a non-cash goodwill impairment charge of $340.0 million in the third quarter of 2008 based on a preliminary assessment. In the fourth quarter of 2008, management finalized the assessment in connection with the preparation of the company’s audited financial statements and recorded an additional non-cash charge of $15.0 million. Approximately 95% of the goodwill impairment charge was attributed to the telecommunications reporting unit.

For purposes of performing step one of the impairment test as of September 30, 2008, the fair value of the telecommunications reporting unit was estimated based on a discounted projection of future cash flows. PAETEC made the following assumptions solely for purposes of establishing inputs for the fair value calculations described above related to goodwill impairment testing. The future performance expectations of the telecommunications reporting unit were reflective of the worsening economic environment and assumed that the economic downturn would continue in 2009, followed by a recovery period in 2010. Revenues for the years 2009 to 2012 were estimated based on projected growth rates ranging from 3% to 6%. After 2012, the growth rates were gradually decreased to arrive at a terminal growth rate of 2.5% for 2016 and beyond. In comparison to the revenue growth initially projected in the July 1, 2008 impairment test, revenue projections were lowered to reflect increased customer attrition and slower revenue growth resulting from the current economic slowdown. In addition, PAETEC’s operating income margins were adjusted to reflect the current economic slowdown, with revised margins ranging from 3% to 10% of revenues over the projected periods. Projected cash flows were discounted to their present value equivalents using a discount rate of 13.5%. The increase in the discount rate from the July 1, 2008 impairment test was reflective of the increased risk of not realizing the estimated annual cash flows due to the emerging economic downturn.

During the fourth quarter of 2008, PAETEC’s market capitalization declined further as a result of a decrease in the market price of its common stock as reported on the NASDAQ Global Select Market from the market price at September 30, 2008. PAETEC determined that the continued decline in market capitalization and the continuation of the factors that were identified during the third quarter of 2008 were an indicator that a goodwill impairment test was again required pursuant to SFAS No. 142 for the fourth quarter of 2008. As a result, PAETEC completed step one of the impairment process and concluded that the fair values of its reporting units exceeded the carrying values and therefore recorded no impairment.

For purposes of performing step one of the impairment test as of December 31, 2008, the fair value of the telecommunications reporting unit was estimated based on a discounted projection of future cash flows. PAETEC made the following assumptions solely for purposes of establishing inputs for the fair value calculations described above related to goodwill impairment testing. The future performance expectations of the telecommunications reporting unit were reflective of the current economic downturn, which PAETEC projected to continue in 2009, followed by a recovery period in 2010 and 2011. Revenues for the years 2009 to 2013 were estimated based on projected growth rates ranging from 0% to 6%. After 2013, the growth rates were gradually decreased to arrive at a terminal growth rate of 3% for 2016 and beyond. In comparison to the revised revenue growth estimated in the September 30, 2008 impairment test, revenue projections were lowered to reflect the continued economic slowdown and the anticipated delay in recovery of the economy. In addition, PAETEC’s operating income margins were also modified to reflect the impacts of the continued economic slowdown, with revised margins ranging from 0% to 10% of revenues over the projected periods. Projected cash flows were discounted to their present value equivalents using a discount rate of 13.0%. The decrease in the discount rate from the September 30, 2008 impairment test was reflective of the increased risks already reflected in the estimated annual cash flow, which had been revised downwards due to the continued economic downturn.

For the six months ended June 30, 2009, actual results were in line with PAETEC’s estimates and assumptions made for purposes of the December 31, 2008 goodwill impairment test. However, given the current economic environment and the uncertainties regarding the impact on PAETEC’s business, there can be no assurance that PAETEC’s estimates and assumptions regarding the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of the goodwill impairment testing as of December 31, 2008, will prove to be accurate predictions of the future.

The calculation used to determine the fair value of the telecommunications reporting unit as of December 31, 2008 was based on inherent assumptions and estimates about future cash flows and appropriate discount rates. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, PAETEC applied hypothetical decreases to the projected revenue growth rates of the telecommunications reporting unit. PAETEC determined that a 60% decrease in the projected compounded revenue growth rates of the telecommunications reporting unit used in the fair value calculations would be required before the reporting unit would have a carrying value in excess of its fair value.

The changes in the carrying value of goodwill from January 1, 2007 through December 31, 2008 were as follows (in thousands):

Balance as of January 1, 2007	$35,082
Goodwill related to the acquisition of US LEC Corp	303,784
Goodwill related to the acquisition of Allworx Corp	22,579

Balance as of December 31, 2007	361,445
Goodwill related to the acquisition of McLeodUSA Incorporated	302,270
Goodwill related to other acquisitions	(8,118)
Impairment charge	(355,000)

Balance as of December 31, 2008	$300,597

PAETEC recorded the assets acquired and liabilities assumed from McLeodUSA and Allworx at their respective preliminary fair values as of the closing date of the acquisitions of those companies. PAETEC recorded adjustments for these assets and liabilities in the accompanying consolidated balance sheet as of December 31, 2008 based on final valuations of these assets. Because of the significance of long-lived assets and the judgments and estimates that go into the fair value analysis, PAETEC believes that its policies regarding impairment of long-lived assets are critical.

Adjusted EBITDA Presentation, page 49

2.	We note your response to comment 2 however we continue to question how your non-GAAP measure of operating performance identified as “adjusted EBITDA” complies with Item 10(e) of Regulation S-K. Regarding your removal of stock-based compensation expense, we do not understand why it is useful to investors to remove what appears to be a significant amount of compensation expense from an operating measure (… or how you expect investors to use this information). We note you state in your proposed disclosure your belief that there are a variety of awards used by companies, varying methodologies for determining stock-based compensation and stock-based compensation expense among companies and from period to period, and subjective assumptions involved in those determinations. In light of these circumstances, it seems the only measure of operating performance that is truly balanced and results in a fair comparison is one that includes all forms of compensation. Performance measures that selectively remove stock-based compensation expense favor companies that rely more heavily upon this form of compensation over others forms of compensation. Please revise or explain further why removing this item does not result in a misleading measure of operating performance.

The Company concurs with the staff’s observation that different levels of stock-based compensation expense will affect performance measures of the reporting companies. The Company, however, does not consider the removal of stock-based compensation expense from its adjusted EBITDA measure to result in a misleading measure of operating performance. The Company believes that the adjusted EBITDA measure with this item removed is useful to investors because it contributes to transparency of the Company’s financial disclosures and facilitates comparisons of the Company’s operating performance with the operating performance of other companies in the communications industry.

Transparency of Financial Disclosures. The Company’s adjusted EBITDA measure facilitates transparency in the review of the Company’s financial and operational performance by allowing investors to evaluate the same information used by management.

As discussed in the Company’s proposed revised disclosure contained in its letter to the staff dated June 26, 2009, management uses the adjusted EBITDA measure without stock-based compensation expense as part of its quarterly and annual assessments of the Company’s performance and in evaluating the performance of the Company’s senior officers and other managers for purposes of making compensation recommendations and determinations. Because expense related to stock-based compensation is excluded from expenditure and profitability results, management is able to review on a period-to-period basis each manager’s performance and assess financial discipline over operational expenditures without the effect of stock-based compensation.

The current methods to value and expense stock-based compensation are based on several criteria, such as the risk-free interest rate, the volatility and price of the Company’s common stock and the expected term of options granted, some of which are beyond management’s control. The exclusion of stock-based compensation expense from the adjusted EBITDA measure considered by the Company’s managers allows them to perform analytical period-to-period comparisons of the Company’s “core” or ongoing operating performance and evaluate operating trends affecting the Company’s business which the managers can and should affect.

According to Staff Accounting Bulletin No. 107, the staff “believes that a measure used by the management [of the reporting company] that excludes share-based payments internally to evaluate performance may be relevant disclosure for investors.” In light of management’s internal use of a non-GAAP financial measure that excludes stock-based compensation expense, management believes that presenting this measure to investors provides relevant information and enables investors to see the Company “through the eyes of management,” which the Commission emphasized in Release No. 34-48960 should be a key goal of a company’s presentation in management’s discussion and analysis. MD&A is the only section of the Company’s filings in which it presents the adjusted EBITDA measure. The Commission further indicated in this release that the reporting company should “provide information about the quality of, and potential variability, of [the] company’s earnings.” Given the variability of stock-based compensation expense, the Company believes that disclosing this component for separate consideration allows investors to “ascertain the likelihood that past (operating) performance is indicative of future performance.”

If the Company did not exclude stock-based compensation expense in the calculation of adjusted EBITDA, it is possible that investors would be hampered in their ability to evaluate the Company’s performance in the same manner in which management evaluates such performance in any period in which the Company incurs stock-based compensation expense. In this circumstance, investors would not be able to view the Company’s performance and prospects through the eyes of its management. By providing an adjusted EBITDA measure exclusive of stock-based compensation expense the Company is providing meaningful, useful information to investors by giving them an additional view of the Company’s operational performance that they can use to enhance their analysis of this performance over multiple periods on a consistent (“apples-to-apples”) basis. Disclosure of this non-GAAP financial measure thereby provides investors with additional insight into the Company’s results compared to management’s expectations and how effectively the Company is being managed to goal.

Company-to-Company Comparisons. The Company believes that the elimination of stock-based compensation expense facilitates comparison of its core operations with those of its industry peers, whose stock-based compensation expense relative to total operating expenses may be larger or smaller than the Company’s expense. Further, as indicated in the Company’s proposed disclosure, stock-based compensation expense reflects the variety in the types of equity awards used by companies, the varying methodologies they employ in determining both stock-based compensation and stock-based compensation expense from period to period, and the range of subjective assumptions involved in those determinations. These differences may tend to obscure how the Company’s ongoing business is operating in comparison with the ongoing business of other communications companies. A number of the Company’s industry peers eliminate stock-based compensation, as well as other expenses, from their own non-GAAP financial performance measures. Removal of stock-based compensation expense facilitates review of comparability of the Company’s results with competitors’ operating results in a manner that is meaningful to management and useful to investors.

The Company acknowledges the staff’s observation that the elimination of stock-based compensation expense from non-GAAP financial measures may “favor” companies that rely more heavily on stock-based compensation over alternative forms of compensation. As the Company’s disclosure concerning its adjusted EBITDA measure makes clear, however, this measure is merely supplemental to the Company’s presentation of net income (loss). The net income (loss) measure reflects the effect of stock-based compensation expense and permits investors to assess the impact of this expense on the Company’s GAAP-based results and compare those results with the results of other companies presented on a GAAP basis that include stock-based compensation expense.

No Misleading Impact. The Company does not believe that investors are misled by an exclusion of stock-based compensation expense from its non-GAAP financial measure. The Company discloses in its filings both GAAP financial measures and its adjusted EBITDA measure, and investors may decide for themselves how much weight to place on the non-GAAP financial measure. Investors are informed of the impact of stock-based compensation expense by the identification of this expense as an eliminated item in the reconciliation required by Item 10(e)(i)(B) of Regulation S-K and by the GAAP-based disclosure of all material expense items in management’s discussion and analysis, which precedes, and provides the context for, the Company’s presentation of adjusted EBITDA. In addition, consistent with the staff’s guidance, the Company provides disclosures regarding limitations on management’s use of its adjusted EBITDA measure excluding stock-based compensation expense and how management compensates for those limitations.

For the reasons discussed above, the Company proposes to continue excluding stock-based compensation expense from its adjusted EBITDA measure.

3.	Refer to the first paragraph on page 7 of your response. Since adjusted EBITDA is considered a performance measure, and not a measure of cash flow, the fact that stock-based compensation is a non-cash cost should have no impact upon the usefulness of the measure and should not be cited in your disclosure as a justification for excluding it.

To address the staff’s comment, the Company will delete the referenced disclosure in future filings, as indicated in the revised disclosure proposed in the Company’s response to the staff’s comment 4.

4.	We note you deny in your response to comment 2 that your emphasis on “core” operating performance is a method of smoothing the Company’s results of operations. You also propose to disclose that “management historically has found it helpful, and believes that investors have found it helpful, to consider an operating measure that excludes expenses, such as integration and separation costs, losses on extinguishing of debt, and impairment charges, relating to transactions not reflective of PAETEC’s core operations, or which management does not expect to recur routinely.” Your statement that these are expenses “which management does not expect to recur routinely” is characterizing them as non-recurring. Item 10(e)(ii)B of Regulation S-K prohibits you from adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years. We note you have incurred integration and separation costs and losses on extinguishment of debt in two of the past three years. We believe, in order to comply with Item 10(e)(ii)B of Regulation S-K, you should remove these items from the calculation of your non-GAAP performance measure.

The Company did not intend, by its use of the phrase “does not expect to recur routinely,” to characterize the identified items which the Company has removed from its adjusted EBITDA calculation as “non-recurring” within the meaning of Item 10(e)(ii)(B) of Regulation S-K. The Company’s intention with this reference was to distinguish the excluded items from those items which management considers to be indicative of the Company’s core operating performance. To address the staff’s concern, however, the Company will eliminate this phrase from its proposed disclosure for its future filings, as indicated in the revised disclosure proposed below.

Item 10(e)(ii)(B) of Regulation S-K prohibits adjustment of a “non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gains is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.” The staff’s guidance in Question 8 of Frequently Asked Questions Concerning the Use of Non-GAAP Measures (the “Staff FAQ”) confirms that the analysis of compliance with Item 10(e)(ii)(B) does not conclude with the identification of a removed item as “recurring.” Rather, the staff explained in the Staff FAQ indicated that “there is no per se prohibition against removing a recurring item” from a non-GAAP measure, and that a recurring item may be removed consistent with Item 10(e)(ii)(B) if the company meets “the burden of demonstrating the usefulness” of the measure that removes the applicable item.

As the Company disclosure seeks to make clear, the Company’s intention in excluding integration and separation costs and losses on extinguishment of debt (the “additional removed items”) from its adjusted EBITDA measure is not to present these items as “non-recurring, infrequent or unusual” items or to “smooth” the Company’s earnings. Rather, the Company has excluded these items, even though they may be recurring, because management believes that a presentation removing the items is useful to management and the Company’s investors. The exclusion of the additional removed items, like the exclusion of stock-based compensation expense discussed elsewhere in this letter, permits investors to assess the Company’s operating performance in the same manner as the Company’s management, which excludes those costs and expenses as not indicative of the ongoing operating performance of the Company’s business. As disclosed in its June 26 letter, the Company incurred the removed integration and separation costs in connection with transformational acquisition transactions that created a public company generating almost 300% of the revenues produced by the Company before the first transaction. The Company incurred the losses on extinguishment of debt in connection with refinancing and recapitalization transactions undertaken primarily in connection with, as a result of, the acquisition transactions. The Company’s non-GAAP financial measure as adjusted for the additional removed items provides management and the Company’s investors with insight into the profitability of the underlying core business across the fiscal periods affected by these transactions in a manner distinct from, although supplemental to, the GAAP-based results. The impact of the excluded items on the Company’s GAAP-based results is discussed in MD&A and disclosed in various of the Company’s filings with the Commission on both a historical and a pro forma basis.

The Company’s EBITDA measure with the adjustments at issue also enhances the perspective of investors who wish to use comparisons to the Company’s competitors and across the communications industry in their analysis of the Company’s performance. Some of the Company’s institutional investors have commented to management that their preference is to view non-GAAP results which exclude the impact of the additional removed items so that they can adequately assess the Company’s core performance in comparison with the operating performance of other companies. The elimination of the adjustments would require investors to estimate the Company’s financial results without the impact of these items, or to spend time soliciting information from management for use in determining these results. Adjustment for the additional removed items helps to avoid the confusion that might result if the Company’s investors were to attempt to generate their own financial models of the Company’s operating results reflecting non-GAAP results.

Management is sensitive to the limitations associated with the use and disclosure of non-GAAP financial measures. It has responded to these limitations by including only one non-GAAP measure in the Company’s filings with the Commission, by presenting adjusted EBITDA solely in MD&A in the context of its discussion and analysis of the Company’s GAAP-based results, by evaluating potentially excluded items in light of the requirements of Item (10(e)(ii)(B) and the Staff FAQ, and by periodically re-evaluating the disclosure it provides to explain why it is useful for investors to evaluate the Company’s performance by disregarding specified expenses. To address more specifically the staff’s concerns raised in this comment, the Company proposes to modify the second paragraph of the revised disclosure proposed by the Company in its June 26 letter, as follows (with the added disclosure highlighted in italics to facilitate the staff’s review):

Management uses adjusted EBITDA to enhance its understanding of PAETEC’s core operating performance, which represents management’s views concerning PAETEC’s performance in the ordinary, ongoing and customary course of its operations. Management historically has found it helpful, and believes that investors have found it helpful, to consider an operating measure that excludes expenses, such as integration and separation costs, losses on extinguishing of debt, and impairment charges, relating to transactions not reflective of PAETEC’s core operations. In the future, the Company expects that it may again report adjusted EBITDA excluding the items discussed below and may incur expenses similar to the excluded items discussed below. Accordingly, the exclusion of these and other similar items in PAETEC’s non-GAAP presentation should not be interpreted as implying that these items are non-recurring, infrequent or unusual. Management believes that, for the reasons discussed below, PAETEC’s use of a supplemental financial measure which excludes these expenses facilitates an assessment of PAETEC’s fundamental operating trends and addresses concerns of management and of PAETEC’s investors that these expenses may obscure such underlying trends. Management notes that each of these expenses is presented in PAETEC’s financial statements and discussed in the management’s discussion and analysis section of its SEC reports, so that investors have complete information about the expenses.

The foregoing proposed disclosure deletes the disclosures identified in the staff’s comment 3 and this comment 4.

For the reasons discussed above, the Company proposes to continue excluding integration and separation costs and losses on extinguishment of debt from its adjusted EBITDA measure.

*        *        *        *        *

If the staff would like additional information, or if the staff has any questions or comments regarding the foregoing matter, please contact the undersigned at telephone number 585-340-2500.

Very truly yours,

/s/ Keith M. Wilson
Chief Financial Officer

cc:	Mr. Timothy Culhane - Deloitte & Touche LLP
Hogan and Hartson L.L.P.

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